Exhibit 99.1

Explanation of Responses

(2) Mr. Howley directly owns 194 Class A membership units of PP Holding, LLC, a Delaware limited liability company (“PPH”), representing approximately .14% of the outstanding membership interests of PPH. On May 22, 2008, PPH distributed an aggregate of 10,442,132 shares of Polypore International, Inc. Common Stock (“Common Stock”) to its members (the “LLC Distribution”), including 14,300 shares of Common Stock to Bratenahl Investments, LTD., an affiliate of Mr. Howley, which distribution was made on a pro rata basis with no consideration being paid to PPH in connection therewith. Following the LLC Distribution, PPH directly owns 10,442,132 shares of Common Stock. Because Mr. Howley is not a controlling member of PPH and because Mr. Howley does not have or share investment control over the shares of the Issuer’s common stock owned by PPH, Mr. Howley has no pecuniary interest in such shares of the Issuer’s common stock within the meaning of Rule 16a-1(a)(2) under the Securities Exchange Act of 1934.